Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
January 29, 2010
Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synaptics, Inc. Form 10-K for Fiscal Year Ended June 30, 2009
Dear Ms. Mills-Apenteng:
     The following is in response to your letter dated December 29, 2009.
Form 10-K for Fiscal Year Ended June 30, 2009
Part I
Item 1A. Risk Factors
The valuation of our technology conducted in connection with our international operating structure, page 27
1.	SEC Comment: You state under your international operating structure, one of your affiliates licensed from you certain rights to the pre-existing and in-process technology associated with your products for exploitation in all geographic markets except the U.S., Japanese, and Korean markets. In your response, please describe in material detail the material terms of the operating structure and agreements, including the name of the affiliate and duration of the license agreement, and tell us what consideration you gave to discussing the material terms of this arrangement in your filing. Further, please explain your statement that the structure appropriately reflects where your profits are generated.

Company Response:

(a) Material terms of the operating structure and agreements including the name of the affiliate and duration of the license agreement: The license agreement is between Synaptics Incorporated and Synaptics LLC, a 100% wholly owned subsidiary. The license agreement grants Synaptics LLC non-exclusive and non-transferable rights to utilize technologies, intellectual property rights, and confidential information for the manufacture, production, marketing, distribution,
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ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BERLIN**
BOSTON
BRUSSELS**
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN**
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PALM BEACH COUNTY
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO**
TYSONS CORNER
WASHINGTON, D.C.
WHITE PLAINS
ZURICH*

*	OPERATES AS GREENBERG TRAURIG MAHER LLP

**	STRATEGIC ALLIANCE

Maryse Mills-Apenteng

sale, lease license, and use of products within all markets, except the U.S., Japanese, and Korean markets. In connection with the license agreement, the parties entered into a qualified cost-sharing arrangement as defined in the Internal Revenue Code under which research and development cost are borne by the parties based on projected revenue. The intercompany agreements were set up to reflect where the Company’s operations and customer support services were performed or where the Company’s profits are generated. The agreement remains in effect through June 2011 and will automatically renew for successive one-year periods unless terminated by either party. The acquisition of economic rights by Synaptics LLC was performed pursuant to economic analysis and study. Although substantial effort was made to accurately value these rights, valuation exercises may involve, in and of themselves, some uncertainty. As such, a decision was made to identify this potential valuation risk.

(b) Explain the Company’s statement that the structure appropriately reflects where the Company’s profits are generated: All the Company’s manufacturing is performed outside the United States. Substantially all sales occur, and meaningful research and development is performed, outside the United States in strategic locations. The Company’s products are sold and delivered to customers outside the United States. Those customers incorporate the Company’s products into their own products (which end products are themselves manufactured outside the United States), and such end products are then sold and delivered to end users around the world. The current business model was the result of a sales and organizational restructuring, which was implemented to reflect how the the Company’s business grew over time and to reflect the realities of the international scope and breadth of the Company’s business.
Part III
General
2.	SEC Comment: Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Company Response: In future filings, the Company will ensure that its Part III disclosure identifies by title the section of the Company’s definitive proxy statement from which the Company is incorporating by reference the required disclosure or otherwise clearly identifies the material incorporated by reference.
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Item 10, Directors, Executives Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)
Compensation Discussion and Analysis, page 7
General
3.	SEC Comment: We note that in many instances your Compensation Discussion and Analysis does not provide the type of detailed information responsive to the requirements of Item 402 of Regulation S-K. We note further that although you provided representations in response to our prior letters dated November 1 and December 11, 2007 that your future filings will conform to the staff’s comments, your executive compensation and related disclosure for fiscal year 2009 is not responsive to the comments previously issued. Please amend Part III of your Form 10-K to provide revised disclosure responsive to the Staff’s comments, which we have reissued below with respect to your disclosure for fiscal year 2009.

Company Response: Pursuant to your request, the Company will revise the disclosure to conform to the Staff’s comments.

4.	SEC Comment: We refer to comment 4 in our letter to you dated November 1, 2007. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009. We note that your compensation program for executive officers consists of base salary, performance-based bonuses, and stock-based compensation. Please revise your disclosure to include a more detailed discussion that provides substantive analysis and insight into how your Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to Item 402(b)(1)(iii) and (iv) of Regulation S-K. You should provide a materially complete discussion of the specific factors considered by your Committee in ultimately approving the specific forms and amounts of compensation and include a discussion of why the Committee believes that the amounts paid to each named executive officer under each form are appropriate, addressing, as necessary, the various items considered in making specific compensation decisions.

Company Response: The Company proposes to revise its disclosure to conform to the Staff’s comment as it pertains to including a materially complete discussion of the specific factors considered by the Company’s Compensation Committee in ultimately approving the specific forms and amounts of compensation. Pursuant to your request, the Company proposes to revise the “Overview” section as follows:

“Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. We establish annual bonus programs designed to reward individuals for performance based primarily on our
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Maryse Mills-Apenteng

financial results and their achievement of personal and corporate goals that contribute to our long-term success in building stockholder value. Grants of stock-based awards are intended to provide additional incentive to work to maximize long-term total return to stockholders and to align the interests of our executives with those of our stockholders. Total compensation levels reflect corporate positions, responsibilities, and achievement of goals. As a result of our performance-based philosophy to compensation, compensation levels may vary significantly from year to year and among our various executive officers. In general, we expect the compensation level of our Chief Executive Officer will be higher than that of our other executive officers, assuming relatively equal achievement of individual performance goals, since our compensation policies are geared to benchmark our base salaries, annual bonuses, and stock-based award grants to those of comparable companies, which generally compensate the chief executive officers at higher levels because of their roles and their importance to overall company success.

The three most determinative factors in our executive compensation program are compensation levels at comparable companies, individual performance, and company performance. The most important component of competitive compensation levels is compensation levels at Northern California-based high technology companies with revenue between $200 million and $1.0 billion, which we consider comparable companies; the most important component of company performance is operating profit; and the most important component of individual performance is achieving individual goals that are set at the beginning of each year but vary from year to year and position by position, but generally include financial and operating performance, product success, timely product delivery, forecasting accuracy, customer satisfaction, cost reduction, leadership, team building, and employee retention.”

Pursuant to your request, the Company proposes to separate the “Base Salary and Annual Bonuses” section into two sections, entitled “Base Salary” and “Annual Bonuses.” The Company proposes to revise the “Base Salary” section as follows:

“Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. Base salaries for executive officers reflect an executive’s position, responsibilities, experience, skills, performance, and contributions. In determining base compensation, we take into account competitive salary levels for similar positions at comparable companies and salary levels relative to other positions within our company. Our base salaries reflect our pay-for-performance philosophy that affords executives the opportunity to receive meaningful incentive compensation based on the performance of our company and our executives achieving individual goals set from time to time. As a result, our base salaries tend to be at approximately the mid point of those of comparable companies.
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The Compensation Committee independently determines the base salary of our Chief Executive Officer. The base salaries for our other executives, other than the Chief Executive Officer, are determined by the Compensation Committee in conjunction with the recommendations of the Chief Executive Officer. The Compensation Committee’s evaluation of the recommendations of the Chief Executive Officer considers the same factors outlined above.”

The Company proposes to revise the “Annual Bonuses” section as follows:

“Annual bonuses are intended to provide incentive compensation to our executives who contribute substantially to the success of our company. The granting of such bonuses is based upon the achievement of company performance objectives, including meeting specified levels of operating profit, and individual performance goals. Our incentive compensation targets for annual bonuses for our executive officers are approved annually by the Board of Directors. Executive officer incentive compensation targets are subject to change based on the Compensation Committee’s periodic reviews of industry and competitive data, changes in individual responsibility, and our compensation philosophy. We establish the annual target cash incentive compensation pool each fiscal year based on the aggregate cash incentive targets of all our executive officers.

The actual bonus pool for the year is subject to the satisfaction of specified operating profit targets and to adjustment based on company performance relative to the target operating profit approved by the Board of Directors at the beginning of the year. The adjustment to the pool equals 12.5% of the amount, if any, by which our actual operating profit for the fiscal year exceeds or falls short of the target operating profit level. The bonus amount, if any, to be received from the available bonus pool by executives is determined based on the executive’s position and responsibility level within our company and an assessment of the individual’s performance in satisfying individual goals. The performance is reviewed by the Compensation Committee, which then makes a recommendation for approval by the Board of Directors. We set target operating profit at levels designed to penalize disappointing performance and to reward exemplary performance as determined by the Board of Directors. Achieving target operating profit levels and individual goals generally results in annual bonuses at the mid point of bonuses for comparable companies.”

Pursuant to your request, the Company proposes to revise the “Stock-Based Compensation Grants” section as follows:

“Our company grants stock-based awards, including stock options and deferred stock units, periodically to our employees to provide additional incentive to work to maximize long-term total return to stockholders. Grants of stock-based awards are intended to result in limited rewards if the price of our common stock does not appreciate, but may provide substantial rewards to executives as our stockholders in
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general benefit from stock price appreciation. Grants of stock-based awards are intended to align the interests of our executives with those of our stockholders and to align compensation with the price performance of our common stock. Annual stock-based awards are intended to be competitive with those of comparable companies.

Under each incentive compensation plan, the Board of Directors is specified to act as the plan administrator, although the Board of Directors has authorized the Compensation Committee to make decisions regarding grants of stock-based awards to senior officers and employees of and consultants to our company. In general, stock-based awards are granted to employees at the onset of employment. If, in the opinion of the plan administrator, the performance of an existing employee merits an increase in the number of stock-based awards held, however, the plan administrator may elect to issue additional stock-based awards, such as additional stock options and deferred stock units, to that employee. The vesting period on grants is designed to encourage holders to continue in the employ of our company. The vesting schedule for stock options is generally 25% on the first anniversary of the grant date and 1/48th of the total shares each month thereafter, and the vesting schedule for deferred stock units is generally 25% approximately one year after the date of grant and 1/16th of the total shares each quarter thereafter. Stock options granted to our employees generally are incentive stock options, or qualified options under Section 422 of the Internal Revenue Code, subject to calendar year vesting limitations under Section 422(d) with any balance being nonqualified stock options.”

Pursuant to your request, the Company proposes to revise the “Fiscal 2009 Incentive Compensation Program” section as follows to conform to the Staff’s comment regarding substantive analysis and insight into how the Company’s Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported:

“In connection with our fiscal 2009 incentive compensation program, we reviewed the Executive Radford Benchmark Survey, a leading international compensation survey covering more than a thousand high-tech companies. We benchmarked our compensation levels with Northern California-based high-growth technology companies with revenue of between $200 million and $1.0 billion. Examples of such companies included in the Executive Radford Benchmark Survey are Akamai Technologies, Avocent, Cymer, Epicor Software, F5 Network, Mattson Technology, MKS Instruments, Novatel Wireless, Opnext, Red Hat, Silicon Image, Silicon Laboratories, SIRF Technology Holdings, Super Micro Computer, and TriQuint Semiconductor.

As is our practice, we set base salaries for our executive officers at the beginning of the fiscal year. Base salaries for the named executive officers were increased for fiscal 2009 between 2.5% and 13.3% on an annualized basis. The increases reflect
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performance assessments by the Compensation Committee and changes in comparable company base salary levels for the year.

Our fiscal 2009 incentive compensation bonus program was broad based with more than 50% of our worldwide employees participating. The portion of the incentive compensation bonus pool established by our Board of Directors for the named executive officers of $1.4 million represented approximately 2.0% of our fiscal 2009 operating profit. The amount of the bonus pool for fiscal 2009 reflected the aggregate cash incentive targets for all our executive officers based on comparable company surveys and reaching specified company operating profit levels. The bonus amount paid to each executive from the executive bonus pool was determined based on the executive’s position and responsibility level within our company and an assessment by the Compensation Committee of performance by the executive in satisfying individual goals. Individual performance goals for fiscal 2009 included contribution to our revenue and operating performance; strategic planning; technological advances; product introduction, innovation, quality, and performance; customer service, support, and satisfaction; employee development and retention; succession planning; maintaining an environment of high integrity and ethics; and competitive success. The performance was reviewed by the Compensation Committee, which made recommendations for approval by the Board of Directors. Based on both individual performances and the assessment of our company’s overall performance in fiscal 2009, bonuses were awarded to our named executive officers as set forth under “Executive Compensation — Summary Compensation Table.” Bonuses ranged from 90% to 120% of target bonuses for fiscal 2009, with our Chief Executive Officer receiving 120% of his target bonus.

For fiscal 2009, our stock-based incentive compensation grants for executive officers took the form of grants of stock options as was the case for fiscal 2008 rather than a combination of stock options and deferred stock units as was the case for fiscal 2007. In fiscal 2009, we granted stock options to certain executive officers and other employees under the program, including those to our named executive officers as set forth under “Executive Compensation — Grants of Plan-Based Awards.” The amount of stock options granted to each executive officer during fiscal 2009 reflected the executive’s position within our company, stock option grants by comparable companies for comparable positions, and the options held by the executive. The vesting schedule for stock option awards was generally 25% on the first anniversary of the grant date and 1/48th each month thereafter. The vesting schedule is designed to encourage executives to continue in the employ of our company. Each executive forfeits the unvested portion, if any, of the stock options if the executive’s service to our company is terminated for any reason, except as may otherwise be determined by the Board of Directors. For Messrs. Lee, Tiernan, and Knittel, the vesting on any unvested stock options or deferred stock units they hold will accelerate upon a change in control of our company.
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For fiscal 2009, our base salaries and incentive compensation levels put us in approximately the 67th percentile of the comparable companies which exceeded our 55th percentile target as a result of operating profit levels and individual performance while our stock-based compensation was at approximately the 55th percentile of the comparable companies. The compensation levels for fiscal 2009 fell within our historic ranges.”

5.	SEC Comment: Please refer to prior comment 5 of our letter dated November 1, 2007. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative and/or qualitative disclosure, as appropriate, of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Company Response: Pursuant to your request, the Company proposes to revise the “Overview” section as follows to address how each compensation component and the Company’s decisions regarding these elements fit into the Company’s overall compensation objectives and their impact regarding other elements:

“The compensation program for executive officers consists primarily of base salary, performance-based bonuses, and long-term incentives in the form of stock-based compensation, including stock options and deferred stock units. Executives also participate in other benefit plans, including medical and retirement plans, which generally are available to all regular full-time employees of our company. We consider each element of our compensation collectively with other elements of compensation when establishing the various forms, elements, and levels of compensation.

Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. We establish annual bonus programs designed to reward individuals for performance based primarily on our financial results and their achievement of personal and corporate goals that contribute to our long-term success in building stockholder value. Grants of stock-based awards are intended to provide additional incentive to work to maximize long-term total return to stockholders and to align the interests of our executives with those of our stockholders. Total compensation levels reflect corporate positions,
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Maryse Mills-Apenteng

responsibilities, and achievement of goals. As a result of our performance-based philosophy to compensation, compensation levels may vary significantly from year to year and among our various executive officers. In general, we expect the compensation level of our Chief Executive Officer will be higher than that of our other executive officers, assuming relatively equal achievement of individual performance goals, since our compensation policies are geared to benchmark our base salaries, annual bonuses, and stock-based award grants to those of comparable companies, which generally compensate the chief executive officers at higher levels because of their roles and their importance to overall company success.

The three most determinative factors in our executive compensation program are compensation levels at comparable companies, individual performance, and company performance. The most important component of competitive compensation levels is compensation levels at Northern California-based high technology companies with revenue between $200 million and $1.0 billion, which we consider comparable companies; the most important component of company performance is operating profit; and the most important component of individual performance is achieving individual goals that are set at the beginning of each year but vary from year to year and position by position, but generally include financial and operating performance, product success, timely product delivery, forecasting accuracy, customer satisfaction, cost reduction, leadership, team building, and employee retention.”

6.	SEC Comment: As noted in comment 6 in our letter to you dated November 1, 2007, the compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of the Commission Release No. 33-8732A. We note wide disparities between Mr. Lee’s bonus compensation and equity award grants in fiscal 2009 and those of the other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest paid named executive officers differs from that of other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, this should be discussed on an individualized basis.

Company Response: Pursuant to your request, the Company proposes to revise the “Overview” section as follows to provide a detailed analysis of how and why the compensation of the Company’s highest paid named executive officers differs from that of other named executive officers:

“As a result of our performance-based philosophy to compensation, compensation levels may vary significantly from year to year and among our various executive officers. In general, we expect the compensation level of our Chief Executive Officer will be higher than that of our other executive officers, assuming relatively equal achievement of individual performance goals, since our compensation policies
GREENBERG TRAURIG, LLP

Maryse Mills-Apenteng

are geared to benchmark our base salaries, annual bonuses, and stock-based award grants to those of comparable companies, which generally compensate the chief executive officers at higher levels because of their roles and their importance to overall company success.”

Pursuant to your request, the Company proposes to revise the “Fiscal 2009 Incentive Compensation Program” section as follows:

“Our fiscal 2009 incentive compensation bonus program was broad based with more than 50% of our worldwide employees participating. The portion of the incentive compensation bonus pool established by our Board of Directors for the named executive officers of $1.4 million represented approximately 2.0% of our fiscal 2009 operating profit. The amount of the bonus pool for fiscal 2009 reflected the aggregate cash incentive targets for all our executive officers based on comparable company surveys and reaching specified company operating profit levels. The bonus amount paid to each executive from the executive bonus pool was determined based on the executive’s position and responsibility level within our company and an assessment by the Compensation Committee of performance by the executive in satisfying individual goals. Individual performance goals for fiscal 2009 included contribution to our revenue and operating performance; strategic planning; technological advances; product introduction, innovation, quality, and performance; customer service, support, and satisfaction; employee development and retention; succession planning; maintaining an environment of high integrity and ethics; and competitive success. The performance was reviewed by the Compensation Committee, which made recommendations for approval by the Board of Directors. Based on both individual performances and the assessment of our company’s overall performance in fiscal 2009, bonuses were awarded to our named executive officers as set forth under “Executive Compensation — Summary Compensation Table.” Bonuses ranged from 90% to 120% of target bonuses for fiscal 2009, with our Chief Executive Officer receiving 120% of his target bonus.

For fiscal 2009, our stock-based incentive compensation grants for executive officers took the form of grants of stock options as was the case for fiscal 2008 rather than a combination of stock options and deferred stock units as was the case for fiscal 2007. In fiscal 2009, we granted stock options to certain executive officers and other employees under the program, including those to our named executive officers as set forth under “Executive Compensation — Grants of Plan-Based Awards.” The amount of stock options granted to each executive officer during fiscal 2009 reflected the executive’s position within our company, stock option grants by comparable companies for comparable positions, and the options held by the executive. The vesting schedule for stock option awards was generally 25% on the first anniversary of the grant date and 1/48th each month thereafter. The vesting schedule is designed to encourage executives to continue in the employ of our company. Each executive forfeits the unvested portion, if any, of the stock options if the executive’s service to our company is terminated for any reason, except as
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Maryse Mills-Apenteng

may otherwise be determined by the Board of Directors. For Messrs. Lee, Tiernan, and Knittel, the vesting on any unvested stock options or deferred stock units they hold will accelerate upon a change in control of our company.”

7.	SEC Comment: As noted in comment 7 in our letter to you dated November 1, 2007, you provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by your Compensation Committee. Please amend your disclosure to provide a more detailed discussion of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should expand your discussion and analysis of the factors your Committee considered in establishing personal objectives for Mr. Lee. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Company Response: Pursuant to your request, the Company proposes to revise the “Overview” section as follows to provide a more detailed discussion of how individual performance contributed to actual compensation for the Company’s named executive officers:

“Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. We establish annual bonus programs designed to reward individuals for performance based primarily on our financial results and their achievement of personal and corporate goals that contribute to our long-term success in building stockholder value. Grants of stock-based awards are intended to provide additional incentive to work to maximize long-term total return to stockholders and to align the interests of our executives with those of our stockholders. Total compensation levels reflect corporate positions, responsibilities, and achievement of goals. As a result of our performance-based philosophy to compensation, compensation levels may vary significantly from year to year and among our various executive officers. In general, we expect the compensation level of our Chief Executive Officer will be higher than that of our other executive officers, assuming relatively equal achievement of individual performance goals, since our compensation policies are geared to benchmark our base salaries, annual bonuses, and stock-based award grants to those of comparable companies, which generally compensate the chief executive officers at higher levels because of their roles and their importance to overall company success.

The three most determinative factors in our executive compensation program are compensation levels at comparable companies, individual performance, and company performance. The most important component of competitive compensation levels is compensation levels at Northern California-based high technology companies with revenue between $200 million and $1.0 billion, which
GREENBERG TRAURIG, LLP

Maryse Mills-Apenteng

we consider comparable companies; the most important component of company performance is operating profit; and the most important component of individual performance is achieving individual goals that are set at the beginning of each year but vary from year to year and position by position, but generally include financial and operating performance, product success, timely product delivery, forecasting accuracy, customer satisfaction, cost reduction, leadership, team building, and employee retention.”

Pursuant to your request, the Company proposes to revise the “Base Salary” section as follows:

“Base salaries for executive officers reflect an executive’s position, responsibilities, experience, skills, performance, and contributions. In determining base compensation, we take into account competitive salary levels for similar positions at comparable companies and salary levels relative to other positions within our company. Our base salaries reflect our pay-for-performance philosophy that affords executives the opportunity to receive meaningful incentive compensation based on the performance of our company and our executives achieving individual goals set from time to time. As a result, our base salaries tend to be at approximately the mid point of those of comparable companies.”

Pursuant to your request, the Company proposes to revise the “Annual Bonuses” section as follows:

“The granting of such bonuses is based upon the achievement of company performance objectives, including meeting specified levels of operating profit, and individual performance goals. Our incentive compensation targets for annual bonuses for our executive officers are approved annually by the Board of Directors. Executive officer incentive compensation targets are subject to change based on the Compensation Committee’s periodic reviews of industry and competitive data, changes in individual responsibility, and our compensation philosophy. We establish the annual target cash incentive compensation pool each fiscal year based on the aggregate cash incentive targets of all our executive officers.

The actual bonus pool for the year is subject to the satisfaction of specified operating profit targets and to adjustment based on company performance relative to the target operating profit approved by the Board of Directors at the beginning of the year. The adjustment to the pool equals 12.5% of the amount, if any, by which our actual operating profit for the fiscal year exceeds or falls short of the target operating profit level. The bonus amount, if any, to be received from the available bonus pool by executives is determined based on the executive’s position and responsibility level within our company and an assessment of the individual’s performance in satisfying individual goals. The performance is reviewed by the Compensation Committee, which then makes a recommendation for approval by the Board of Directors. We set target operating profit at levels designed to penalize disappointing performance
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Maryse Mills-Apenteng

and to reward exemplary performance as determined by the Board of Directors. Achieving target operating profit levels and individual goals generally results in annual bonuses at the mid point of bonuses for comparable companies.”

Pursuant to your request, the Company proposes to revise the “Stock-Based Compensation Grants” section as follows:

“Our company grants stock-based awards, including stock options and deferred stock units, periodically to our employees to provide additional incentive to work to maximize long-term total return to stockholders. Grants of stock-based awards are intended to result in limited rewards if the price of our common stock does not appreciate, but may provide substantial rewards to executives as our stockholders in general benefit from stock price appreciation. Grants of stock-based awards are intended to align the interests of our executives with those of our stockholders and to align compensation with the price performance of our common stock. Annual stock-based awards are intended to be competitive with those of comparable companies.

Under each incentive compensation plan, the Board of Directors is specified to act as the plan administrator, although the Board of Directors has authorized the Compensation Committee to make decisions regarding grants of stock-based awards to senior officers and employees of and consultants to our company. In general, stock-based awards are granted to employees at the onset of employment. If, in the opinion of the plan administrator, the performance of an existing employee merits an increase in the number of stock-based awards held, however, the plan administrator may elect to issue additional stock-based awards, such as additional stock options and deferred stock units, to that employee.”
Role of the Compensation Committee and Chief Executive Officer, page 7
8.	SEC Comment: As noted in comment 8 in our letter to you dated November 1, 2007, please elaborate on the role of Mr. Lee in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings or meets with the consultants used by your Committee.

Company Response: Pursuant to your request, the Company proposes to add the following to the “Role of the Compensation Committee and Chief Executive Officer” section:

“At the request of our Compensation Committee, our Chief Executive Officer generally attends a portion of our Compensation Committee meetings, including meetings at which our compensation consultants are present. This enables our
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Compensation Committee to review with our Chief Executive Officer the corporate and individual goals that the Chief Executive Officer regards as important to achieve our overall success. Our Compensation Committee also requests our Chief Executive Officer to assess the performance of and our goals for our other executive officers. Although the participation of the Chief Executive Officer could influence performance targets and individual goals, including his own, the Compensation Committee rather than our Chief Executive Officer makes all final determinations or board recommendations regarding individual and corporate goals and targets. Our Chief Executive Officer does not attend any portion of meetings at which his compensation is discussed.”
Compensation Surveys and Compensation Consultants, page 7
9.	SEC Comment: We note that you regularly review compensation levels of companies that you deem to be similar to your company, regardless of their location. We also note on page 9, that you emphasized a comparison with technology companies with comparable revenue in your geographical area. Yet, you do not indicate how your compensation practices compared to your peer group, how you used the peer and industry compensation information, nor do you identify the companies whose compensation practices you consulted. Refer to Item 402(b)(xiv) of Regulation S-K. Please amend your disclosure to provide this information and to identify the data used by your compensation committee, including survey components, component companies, and the elements of compensation.

Company Response: Pursuant to your request, the Company proposes to revise the “Compensation Surveys and Compensation Consultants” section as follows:

“In determining compensation levels, we regularly review compensation levels in our geographical area, compensation levels of companies that we deem to be similar to our company regardless of their location, competitive factors to enable us to attract executives from other companies, and, most importantly, compensation levels that we deem appropriate to attract, retain, and motivate our executives with an emphasis on Northern California-based high technology companies. From time to time, we retain the services of independent compensation consultants to review a wide variety of factors relevant to executive compensation, trends in executive compensation, and the identification of relevant comparable companies. The Compensation Committee makes all determinations regarding the engagement, fees, and services of our compensation consultants, and our compensation consultants report directly to our Compensation Committee.”

The Company also proposes to revise the “Base Salary,” “Annual Bonuses,” “Stock-Based Compensation Grants,” and “Fiscal 2009 Incentive Compensation Program” sections to conform to the Staff’s comment regarding the Company’s use of comparable company and industry compensation information.
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Pursuant to your request, the Company proposes to add the following to the “Base Salary” section:

“In determining base compensation, we take into account competitive salary levels for similar positions at comparable companies and salary levels relative to other positions within our company. Our base salaries reflect our pay-for-performance philosophy that affords executives the opportunity to receive meaningful incentive compensation based on the performance of our company and our executives achieving individual goals set from time to time. As a result, our base salaries tend to be at approximately the mid point of those of comparable companies.”

Pursuant to your request, the Company proposes to add the following to the “Annual Bonuses” section:

“Executive officer incentive compensation targets are subject to change based on the Compensation Committee’s periodic reviews of industry and competitive data, changes in individual responsibility, and our compensation philosophy.

Achieving target operating profit levels and individual goals generally results in annual bonuses at the mid point of bonuses for comparable companies.”

Pursuant to your request, the Company proposes to add the following to the “Stock-Based Compensation Grants” section:

“Our company grants stock-based awards, including stock options and deferred stock units, periodically to our employees to provide additional incentive to work to maximize long-term total return to stockholders. Grants of stock-based awards are intended to result in limited rewards if the price of our common stock does not appreciate, but may provide substantial rewards to executives as our stockholders in general benefit from stock price appreciation. Grants of stock-based awards are intended to align the interests of our executives with those of our stockholders and to align compensation with the price performance of our common stock. Annual stock-based awards are intended to be competitive with those of comparable companies.”

Pursuant to your request, the Company proposes to add the following to the “Fiscal 2009 Incentive Compensation Program” section:

“In connection with our fiscal 2009 incentive compensation program, we reviewed the Executive Radford Benchmark Survey, a leading international compensation survey covering more than a thousand high-tech companies. We benchmarked our compensation levels with Northern California-based high-growth technology companies with revenue of between $200 million and $1.0 billion. Examples of such companies included in the Executive Radford Benchmark Survey are Akamai Technologies, Avocent, Cymer, Epicor Software, F5 Network, Mattson Technology,
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MKS Instruments, Novatel Wireless, Opnext, Red Hat, Silicon Image, Silicon Laboratories, SIRF Technology Holdings, Super Micro Computer, and TriQuint Semiconductor.

As is our practice, we set base salaries for our executive officers at the beginning of the fiscal year. Base salaries for the named executive officers were increased for fiscal 2009 between 2.5% and 13.3% on an annualized basis. The increases reflect performance assessments by the Compensation Committee and changes in comparable company base salary levels for the year.

The amount of the bonus pool for fiscal 2009 reflected the aggregate cash incentive targets for all our executive officers based on comparable company surveys and reaching specified company operating profit levels.

The amount of stock options granted to each executive officer during fiscal 2009 reflected the executive’s position within our company, stock option grants by comparable companies for comparable positions, and the options held by the executive.”
Base Salary and Annual Bonuses, page 8
10.	SEC Comment: It appears from your disclosure that the company performance objectives you reference were material to your executive compensation policies and decision-making processes for fiscal 2009, and in particular, your determination of cash bonuses for named executive officers. However, you have not provided quantitative disclosure of the corporate performance targets. Please tell us whether you have omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and, if so, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. To the extent you have relied on Instruction 4 to omit this information, please tell us and provide meaningful disclosure regarding how difficult it was for the executive or how likely it was for the company to achieve the undisclosed target levels.

Company Response: The Company proposes to separate the “Base Salary and Annual Bonuses” section into two sections, entitled “Base Salary” and “Annual Bonuses.” Pursuant to your request, the Company proposes to revise the “Base Salary” section as follows:

“Our philosophy is to pay base salaries to executives at levels that enable us to attract, motivate, and retain highly qualified executives. Base salaries for executive officers reflect an executive’s position, responsibilities, experience, skills, performance, and contributions. In determining base compensation, we take into account competitive salary levels for similar positions at comparable companies and salary levels relative to other positions within our company. Our base salaries reflect our pay-for-performance philosophy that affords executives the opportunity
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to receive meaningful incentive compensation based on the performance of our company and our executives achieving individual goals set from time to time. As a result, our base salaries tend to be at approximately the mid point of those of comparable companies.

The Compensation Committee independently determines the base salary of our Chief Executive Officer. The base salaries for our other executives, other than the Chief Executive Officer, are determined by the Compensation Committee in conjunction with the recommendations of the Chief Executive Officer. The Compensation Committee’s evaluation of the recommendations of the Chief Executive Officer considers the same factors outlined above.”

Pursuant to your request, the Company proposes to revise the “Annual Bonuses” section as follows:

“Annual bonuses are intended to provide incentive compensation to our executives who contribute substantially to the success of our company. The granting of such bonuses is based upon the achievement of company performance objectives, including meeting specified levels of operating profit, and individual performance goals. Our incentive compensation targets for annual bonuses for our executive officers are approved annually by the Board of Directors. Executive officer incentive compensation targets are subject to change based on the Compensation Committee’s periodic reviews of industry and competitive data, changes in individual responsibility, and our compensation philosophy. We establish the annual target cash incentive compensation pool each fiscal year based on the aggregate cash incentive targets of all our executive officers.

The actual bonus pool for the year is subject to the satisfaction of specified operating profit targets and to adjustment based on company performance relative to the target operating profit approved by the Board of Directors at the beginning of the year. The adjustment to the pool equals 12.5% of the amount, if any, by which our actual operating profit for the fiscal year exceeds or falls short of the target operating profit level. The bonus amount, if any, to be received from the available bonus pool by executives is determined based on the executive’s position and responsibility level within our company and an assessment of the individual’s performance in satisfying individual goals. The performance is reviewed by the Compensation Committee, which then makes a recommendation for approval by the Board of Directors. We set target operating profit at levels designed to penalize disappointing performance and to reward exemplary performance as determined by the Board of Directors. Achieving target operating profit levels and individual goals generally results in annual bonuses at the mid point of bonuses for comparable companies.”

11.	SEC Comment: It appears that the bonuses paid to your named executive officers were based upon achievement of undisclosed corporate performance targets and
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therefore appear to have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(a)(6)(iii) of Regulation S-K. Accordingly, it appears that the amounts of such performance-based incentive cash bonuses should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table instead of in the Bonus column. Please revise your disclosure accordingly, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your named executive officers for the years covered. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response: Because of the discretionary nature of the Company’s incentive compensation plan, the Company believes that it is more appropriate that the cash bonuses be included in the Bonus column. The Company will revise its approach to the extent the Staff disagrees with the Company’s view.
Fiscal 2009 Incentive Compensation Program, page 9
12.	SEC Comment: Please refer to prior comment 10 in our letter dated November 1, 2007. Please revise your disclosure to discuss how your Committee determined the specific awards under your Incentive Compensation Program. Your disclosure should address the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. As noted in our prior comment, you should disclose for the fiscal year: (1) the aggregate dollar amount of the plan funding amount pool; (2) the dollar amount of the maximum amount based on percentage assigned that an executive officer could be awarded; and (3) the dollar amount of the actual award provided in a named executive officer during the fiscal year. Refer to Item 402(b)(1)(v), (b)(2)(v) and (vi) of Regulation S-K.

Company Response: Pursuant to your request, the Company proposes to revise the “Fiscal 2009 Incentive Compensation Program” section as follows:

“In connection with our fiscal 2009 incentive compensation program, we reviewed the Executive Radford Benchmark Survey, a leading international compensation survey covering more than a thousand high-tech companies. We benchmarked our compensation levels with Northern California-based high-growth technology companies with revenue of between $200 million and $1.0 billion. Examples of such companies included in the Executive Radford Benchmark Survey are Akamai Technologies, Avocent, Cymer, Epicor Software, F5 Network, Mattson Technology, MKS Instruments, Novatel Wireless, Opnext, Red Hat, Silicon Image, Silicon Laboratories, SIRF Technology Holdings, Super Micro Computer, and TriQuint Semiconductor.
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As is our practice, we set base salaries for our executive officers at the beginning of the fiscal year. Base salaries for the named executive officers were increased for fiscal 2009 between 2.5% and 13.3% on an annualized basis. The increases reflect performance assessments by the Compensation Committee and changes in comparable company base salary levels for the year.

Our fiscal 2009 incentive compensation bonus program was broad based with more than 50% of our worldwide employees participating. The portion of the incentive compensation bonus pool established by our Board of Directors for the named executive officers of $1.4 million represented approximately 2.0% of our fiscal 2009 operating profit. The amount of the bonus pool for fiscal 2009 reflected the aggregate cash incentive targets for all our executive officers based on comparable company surveys and reaching specified company operating profit levels. The bonus amount paid to each executive from the executive bonus pool was determined based on the executive’s position and responsibility level within our company and an assessment by the Compensation Committee of performance by the executive in satisfying individual goals. Individual performance goals for fiscal 2009 included contribution to our revenue and operating performance; strategic planning; technological advances; product introduction, innovation, quality, and performance; customer service, support, and satisfaction; employee development and retention; succession planning; maintaining an environment of high integrity and ethics; and competitive success. The performance was reviewed by the Compensation Committee, which made recommendations for approval by the Board of Directors. Based on both individual performances and the assessment of our company’s overall performance in fiscal 2009, bonuses were awarded to our named executive officers as set forth under “Executive Compensation — Summary Compensation Table.” Bonuses ranged from 90% to 120% of target bonuses for fiscal 2009, with our Chief Executive Officer receiving 120% of his target bonus.

For fiscal 2009, our stock-based incentive compensation grants for executive officers took the form of grants of stock options as was the case for fiscal 2008 rather than a combination of stock options and deferred stock units as was the case for fiscal 2007. In fiscal 2009, we granted stock options to certain executive officers and other employees under the program, including those to our named executive officers as set forth under “Executive Compensation — Grants of Plan-Based Awards.” The amount of stock options granted to each executive officer during fiscal 2009 reflected the executive’s position within our company, stock option grants by comparable companies for comparable positions, and the options held by the executive. The vesting schedule for stock option awards was generally 25% on the first anniversary of the grant date and 1/48th each month thereafter. The vesting schedule is designed to encourage executives to continue in the employ of our company. Each executive forfeits the unvested portion, if any, of the stock options if the executive’s service to our company is terminated for any reason, except as may otherwise be determined by the Board of Directors. For Messrs. Lee, Tiernan,
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and Knittel, the vesting on any unvested stock options or deferred stock units they hold will accelerate upon a change in control of our company.

For fiscal 2009, our base salaries and incentive compensation levels put us in approximately the 67th percentile of the comparable companies which exceeded our 55th percentile target as a result of operating profit levels and individual performance while our stock-based compensation was at approximately the 55th percentile of the comparable companies. The compensation levels for fiscal 2009 fell within our historic ranges.

We were a party to Change of Control and Severance Agreements with each of Messrs. Lee, Tiernan, and Knittel during fiscal 2009. We did not consider the existence of these agreements in connection with the compensation of Messrs. Lee, Tiernan, or Knittel during fiscal 2009.”
Change in Control and Severance Agreements, page 16
13.	SEC Comment: Please refer to prior comment 11 of our letter dated November 1, 2007. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Company Response: The Company does not have any employment agreements. The Change of Control and Severance Agreements are described in detail on page 16 of the Company’s definitive proxy statement dated September 10, 2009.

The Company does not consider the existence of these agreements in connection with the compensation of Messrs. Lee, Tiernan, or Knittel during fiscal 2009.
Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)
14.	SEC Comment: We note that you have incorporated by reference the information required by this Item from your definitive proxy statement; however, you have not disclosed in the definitive proxy statement whether you had any reportable transactions with related persons since the beginning of your last fiscal year nor have you disclosed what your related party transaction approval policy is. If no related party transactions occurred during this period, please provide an appropriate statement to this effect. Refer to Exchange Act Rule 12b-13. In
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addition, please provide the disclosure required pursuant to paragraph Item 404(b) of Regulation S-K.

Company Response: There were no reportable related party transactions during fiscal 2009. Unless delegated to the Compensation Committee by the Board of Directors, the Audit Committee charter requires the Audit Committee to review and approve all related party transactions and to review and make recommendations to the full Board of Directors, or approve, any contracts or other transactions with current or former executive officers of the Company, including consulting arrangements, employment agreements, change-in-control agreements, termination arrangements, and loans to employees made or guaranteed by the Company.
* * * *
     In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,
/s/ Robert S. Kant
Robert S. Kant

cc:	Thomas J. Tiernan, Synaptics Incorporated Kathleen A. Bayless, Synaptics Incorporated Kermit Nolan, Synaptics Incorporated
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